Techs Loanstar, Inc.

319 Clematis Street, Suite 703

West Palm Beach, Florida 33401

Telephone (561) 514-9042

Facsimile (561) 514-9046

                                                                                                                     May 4, 2011

Mr. Jorge Bonilla

Securities and Exchange Commission

Washington, D.C. 20549

Re: Techs Loanstar, Inc.

       Form 10-K for the year ended April 30, 2010

       Forms 10-Q for the quarters ended July 31, 2010, October 31, 2010 and January 31, 2011

       File No. 333-143630

Dear Mr. Bonilla:

We are in receipt of your letter dated March 24, 2011 regarding our Form 10-K for the year ended April 30, 2010 and Forms 10-Q's for the quarters ended July 31, 2010, October 31, 2010 and January 31, 2011.   Please see our responses below; we have numbered them to correspond with your comments.

General

1.   We will file the amendments within five (5) business days of confirmation that we have satisfied your comments in number 2 below.

Form 10-K

2.   In the determination of the accounting acquirer in the merger of the two non public companies ZenZuu USA, Inc., ("ZZUSA") and ZZPartners, Inc. ("ZZP"), management considered that it was the business of ZZP that was the go forward business of ZZUSA and therefore was considered the accounting acquirer. Additionally, subsequent to the merger, the shareholders of ZZP controlled ZZUSA.  ZZUSA was formed immediately prior to the merger, and accordingly there was no relationship between the companies before the merger.

      We have adjusted the accumulated deficit in the Statements of Changes in Stockholders'        deficit to include the historical losses of ZZP.

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

Barry Hollander, Chief Financial Officer